UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 18)

Smith Micro Software, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
832154207
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐  Rule 13d-1(c)
☒ Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons
William W. Smith, Jr.
2	Check the appropriate box if a member of a Group (see instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power
365,570
		6	Shared Voting Power
5,011,941[1]
		7	Sole Dispositive Power
365,570
		8	Shared Dispositive Power
5,011,941
9	Aggregate Amount Beneficially Owned by Each Reporting Person
William W. Smith, Jr. - 5,377,511[1]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐ Not applicable
11	Percent of class represented by amount in row (9)
7.5%[2]
12	Type of Reporting Person (See Instructions)
IN
1Includes 5,011,941 shares held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.
2Based on 71,925,856 shares of common stock outstanding as of November 7, 2023 as reported by the issuer in its Quarterly Report on Form 10-Q filed on November 9, 2023.

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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G/A
Under the Securities Exchange Act of 1934

Item 1.
(a) Name of Issuer:
Smith Micro Software, Inc.

(b) Address of Issuer's Principal Executive Offices:
5800 Corporate Drive
Pittsburgh, PA 15237

Item 2.
(a) Name of Person Filing:

William W. Smith, Jr.

(b) Address of Principal Business Office or, if None, Residence:

5800 Corporate Drive
Pittsburgh, PA 15237

(c) Citizenship:

USA

(d) Title and Class of Securities:

Common Stock, $0.001 par value

(e) CUSIP No.:

832154207

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)     ☐ Broker or dealer registered under Section 15 of the Act;
(b)     ☐ Bank as defined in Section 3(a)(6) of the Act;
(c)     ☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)     ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)    ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)     ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)    ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

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(h)    ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)     ☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)    ☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:   William W. Smith, Jr.     5,377,5111

(b) Percent of Class:  7.5%2

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: 365,570
 (ii) Shared power to vote or to direct the vote: 5,011,9411
(iii) Sole power to dispose or to direct the disposition of: 365,570
(iv) Shared power to dispose or to direct the disposition of:  5,011,9411
1Includes 5,011,941 shares held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.
2Based on 71,925,856 shares of common stock outstanding as of November 7, 2023 as reported by the issuer in its Quarterly Report on Form 10-Q filed on November 9, 2023.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

As identified in Item 4 above, 5,011,941 shares are held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

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Item 10. Certifications.

Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024	By:	/s/William W. Smith, Jr.
William W. Smith, Jr.